Exhibit 99.1

Share Repurchase Update

During the quarter ended March 31, 2024, Alibaba Group Holding Limited (NYSE: BABA and HKEX: 9988 (HKD Counter) and 89988 (RMB Counter), “we”) repurchased a total of 524 million ordinary shares (equivalent of 65 million ADSs) for a total of US$4.8 billion. These purchases were made in both the U.S. and Hong Kong markets under our share repurchase program. For the fiscal year ended March 31, 2024, we repurchased a total of 1,249 million ordinary shares (equivalent of 156 million ADSs) for a total of US$12.5 billion.

As of March 31, 2024, we had 19,469 million ordinary shares (equivalent of 2,434 million ADSs) outstanding, a net decrease of 520 million ordinary shares compared to December 31, 2023, or a 2.6% net reduction in our outstanding shares after accounting for shares issued under our ESOP. For the full fiscal year ended March 31, 2024, our share repurchase program resulted in a net decrease of 1,057 million ordinary shares, or a 5.1% net reduction in our outstanding shares after accounting for shares issued under our ESOP.

Historical repurchases and net reduction in total shares outstanding are set forth in the table below:

	Fiscal year ended March 31, 2023				Fiscal year ended March 31, 2024
	Three months ended				Three months ended
	Jun. 30, 2022	Sep. 30, 2022	Dec. 31, 2022	Mar. 31, 2023	Jun. 30, 2023	Sep. 30, 2023	Dec. 31, 2023	Mar. 31, 2024
Repurchase amount (US$Bn)	$3.5	$2.1	$3.3	$1.9	$3.1	$1.7	$2.9	$4.8
Shares repurchased (Mn ADSs)	39	24	45	22	36	19	37	65
Outstanding shares (Mn ADSs)	2,648	2,626	2,585	2,566	2,549	2,531	2,499	2,434
Net reduction % in total shares outstanding[1]	–	–	–	(3.9)%[2]	–	–	–	(5.1)%

1.	Net reduction % in total shares outstanding is calculated by comparing the outstanding number of shares at the end of the fiscal year to the outstanding number of shares at the end of the prior fiscal year.

2.	As of March 31, 2022, we had 21,357 million ordinary shares (equivalent of 2,670 million ADSs) outstanding.

The remaining amount of Board authorization for our share repurchase program, which is effective through March 2027, was US$31.9 billion as of March 31, 2024.

April 2, 2024

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